COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

April 29, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Mr. Mark A. Cowan

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”) on behalf of each of its series
Post-Effective Amendment No. 39 (the “Post-Effective Amendment”)
Registration File Nos.: 033-14954; 811-05199

Dear Mr. Cowan:

The Registrant is filing the Post-Effective Amendment pursuant to Rule 485(b) to incorporate certain changes in accordance with Rule 485(b)(1) on behalf of Columbia Variable Portfolio – Asset Allocation Fund, Columbia Variable Portfolio – Money Market Fund, Columbia Variable Portfolio – Small Cap Value Fund, Columbia Variable Portfolio – Small Company Growth Fund, Columbia Variable Portfolio – Strategic Income Fund, Columbia Variable Portfolio – Select Large Cap Growth Fund.1 In addition, the Registrant is filing the Post-Effective Amendment to incorporate changes made to the prospectuses of Columbia Variable Portfolio – Asset Allocation Fund in response to comments made by the SEC staff to Post-Effective Amendment No. 38 filed pursuant to Rule 485(a).

The Post-Effective Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Pursuant to Rule 485(b), the Registrant has designated on the facing sheet of the Registration Statement that the Post-Effective Amendment is effective on April 29, 2011. No fees are required in connection with the Post-Effective Amendment’s filing.

[1]

Until May 2, 2011, these funds will be known as Columbia Asset Allocation Fund, Variable Series, Columbia Money Market Fund, Variable Series, Columbia Small Cap Value Fund, Variable Series, Columbia Small Company Growth Fund, Variable Series, Columbia Strategic Income Fund, Variable Series, and Columbia Select Large Cap Growth Fund, Variable Series.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust
225 Franklin Street
Boston, MA 02110